September 9, 2024

Janet Turner
Chief Financial Officer
Fortitude Gold Corporation
2886 Carriage Manor Point
Colorado Springs, CO
80906

       Re: Fortitude Gold Corporation
           Form 10-K for the Fiscal Year ended December 31, 2023
           Filed February 27, 2024
           File No. 333-249533
Dear Janet Turner:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2023
Properties, page 17

1. We note your disclosure in Note 5 to the tabulation of mineral resources on page 29, indicating you have reported mineral resources inclusive of mineral reserves for the
       Isabella Pearl Mine and we see that a similar approach has been taken with the disclosures in Sections 1.2 and 11.12 of the technical report summary at Exhibit
96.1.

       The disclosures of mineral resources in your annual report should be exclusive of mineral reserves to comply with Item 1303 (b)(3)(ii) of Regulation S-K, and while the qualified persons may elect to report mineral resources inclusive of reserves in the technical report summary, when that election is made mineral resources exclusive of reserves should also be reported to comply with Item 601(b)(96)(iii)(B)(11)(ii) of Regulation S-K.

       Please discuss these requirements with the qualified persons involved in preparing the technical report summary at Exhibit 96.1, and provide us with the disclosure revisions
 September 9, 2024
Page 2

       that you propose to the annual report, and that the qualified persons would make to the technical report summary, to conform the disclosures in this regard.

2. Please refer to Item 1304(e) of Regulation S-K, which requires disclosures regarding annual changes in mineral resources and reserves, including comparisons, certain percentage relationships, and explanations for material changes, as may be attributable to depletion or production, changes in commodity prices or operating costs, additions through exploration, changes in the model or methods employed, and acquisitions or disposals. Please submit the revisions that you propose to include this information.

3. Please address the requirement in Item 1305 of Regulation S-K, to provide disclosures about your internal controls over exploration and mineral resource and reserve estimation for all properties, including quality control and quality assurance programs, verification of analytical procedures, and a discussion of comprehensive risk inherent in estimation.
       Please submit the revisions that you propose to include this information.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact John Coleman at 202-551-3610 or Karl Hiller at 202-551-3686 if you have questions regarding comments on the financial statements and related matters.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:   Jason Reid